Exhibit 99.1
FOR IMMEDIATE RELEASE
NewLead Holdings Ltd. Announces $148 Million
Acquisition of Five Vessels
•	Continues fleet expansion and extends newbuilding program

•	Secures right of first refusal for three newbuildings
PIRAEUS, GREECE – June 25, 2010 – NewLead Holdings Ltd. (NASDAQ: NEWL) (“NewLead” or the “Company”) today announced it has signed a Letter of Intent for the dropdown of five dry bulk vessels, including two newbuildings, and the right of first refusal for three newbuildings from Grandunion Inc. (“Grandunion”). The transaction is expected to be concluded in the third quarter of 2010.
Total consideration for the dropdown of the five vessels is approximately $148 million, which includes assumed debt and shipyard financing. NewLead also secured the right of first refusal for three 81,000 dwt Kamsarmaxes, being constructed at a first-class shipyard in Korea, scheduled for delivery in 2013 with long-term charters attached. As a result of this transaction, NewLead’s fleet, including newbuildings, will consist of 24 vessels-nine product tankers and 15 dry bulk carriers.
Michael Zolotas, President and Chief Executive Officer stated, “NewLead continues to expand its fleet in line with its growth strategy. Since NewLead’s recapitalization during the fourth quarter of 2009, the Company acquired 17 vessels, including five newbuildings, while divesting inefficient non-core vessels and exiting the container sector. By expanding and diversifying the fleet, NewLead has positioned itself to capture opportunities in the two segments in which it operates. We will continue to pursue our fleet growth strategy as we build the Company’s competitive position.”
Dropdown Vessels:

	Size			Charter Rate
Vessel	(dwt)	Type	Built /Delivery	(daily, net)	Term/Expiration
Grand Spartounta	135,070	Capesize	1989	$20,625	min: July 2010 max: Oct. 2010
Grand Esmeralda	69,458	Panamax	1990	$10,200 (net) + profit sharing 50/50(1)	min: Dec. 2011 max: Apr. 2012
Grand Markela	71,733	Panamax	1990	$21,972	Min: Feb 2013 Max: Jun 2013
SPP Hull H-4023	35,000	Handysize	NB 2/2011	$12,000 base rate, $12,000-14,000 100% for charterers acc – profit sharing 60% charterers, 40% owners above $14,000(2)	12 years +/- 4 months
SPP Hull H-4029	35,000	Handysize	NB 7/2012	$12,000 base rate, $12,000-14,000 100% for charterers acc – profit sharing 60% charterers, 40% owners above $14,000(2)	12 years +/- 4 months
Total Dwt:	346,261

NewLead’s Fleet:

	Size		Year	Charter Rate
Name	(dwt)	Vessel Type	Built	(daily, net)	Charter Expiration
Product Tanker Vessels
Stena Compass	72,736	Panamax	2006	$18,233 + 30% profit share above $26,000(3)	December 2010
Newlead Compassion	72,782	Panamax	2006		Spot
Newlead Avra	73,495	Panamax	2004		Spot
Newlead Fortune	73,495	Panamax	2004		Spot
Hiotissa	37,329	Handymax	2004	$19,013 + profit sharing above $19,500	min: April 2011 max: June 2011
Hiona	37,337	Handymax	2003	$19,013 + profit sharing above $19,500	min: March 2011 max: May 2011
Nordanvind(4)	38,615	Handymax	2001		Spot
Ostria(4)	38,615	Handymax	2000		Spot
High Land	41,450	Handymax	1992	$8,181	July 2010
Dry bulk Vessels
				$16,875	min: October 2010 max: January 2011
Newlead Victoria	75,966	Panamax	2002	The net daily hire to be the average of the 4 Baltic Panamax Timecharter routes published by the Baltic Exchange over the previous 14 days plus 5%(5)	Abt 20 to abt 22 months (abt means +/- 15 days in chopt)
Brazil	151,738	Capesize	1995	$28,985(6)	min: October 2014 max: February 2015

	Size		Year	Charter Rate
Name	(dwt)	Vessel Type	Built	(daily, net)	Charter Expiration
Australia	172,972	Capesize	1993	$20,391	min: November 2011 max: January 2012
China	135,364	Capesize	1992	$12,753	min: November 2015 max: October 2016
Grand Ocean	149,498	Capesize	1990	$15,360	min: December 2010 max: April 2011
Grand Venetico	134,982	Capesize	1990	$17,760	min: June 2011 max: October 2011
Grand Rodosi	68,788	Panamax	1990	$24,375	June 29,2010
Newbuildings

			Expected
	Size		Delivery	Charter Rate
Name	(dwt)	Vessel Type	Date	(daily, net)	Charter term
TBN	92,000	Post-Panamax	Q2 2011	$14,438 + 50/50 Profit Sharing when 110% of BPI route index exceeds $17,000	Seven years time charter
TBN	80,000	Kamsarmax	Q4 2010	$28,710(7)	Seven years time charter
TBN	80,000	Kamsarmax	Q4 2011	$27,300	Seven years time charter

(1)	Profit sharing is based on 86% of the Baltic Panamax Average 4TC Routes.

(2)	Profit sharing based on open book accounting on actual earnings.

(3)	Vessel is under a bareboat charter party agreement. The operating expenses are for the account of the charterer. Accordingly, the vessel’s Time Charter Equivalent (TCE) rate is grossed up to reflect estimated daily operating costs. As a result, the vessel’s charter rate is adjusted to a TCE rate of $24,933, to include estimated operating costs of $6,700.

(4)	In March 2010, MOAs for the sale of these vessels were executed and the sales are expected to close during the third quarter of 2010.

(5)	Less 5% commissions

(6)	$28,985 for the first and second years, $26,180 plus 50/50 profit sharing for all years thereafter, (85% of the Cape Spot 4 TCE Avg. Minus $26,600).

(7)	$28,710 five years charter, plus two optional years (1+1). Owners’ put option for up to two year’s charter at a net charter rate between $20,000 and $28,000. This fixture is subject to first Charterer not exercising their optional years, in order to secure a total seven-year charter duration for the vessel.
About NewLead Holdings Ltd.
NewLead Holdings Ltd. is an international shipping company that owns and operates product tankers, and dry bulk vessels. NewLead’s common stock is listed on the NASDAQ Global Select Market where it trades under the symbol “NEWL”. To learn more about NewLead Holdings Ltd., please visit the new website at www.newleadholdings.com.
“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995 This press release includes assumptions, expectations, projections, intentions and beliefs about future events. These statements, as well as words such as “anticipate,” “estimate,” “project,” “plan,” and “expect,” are intended to be ''forward-looking” statements. We caution that assumptions, expectations, projections, intentions and beliefs about future events may vary from actual results and the differences can be material. Forward-looking statements include, but are not limited to, such matters as future operating or financial results; statements about planned, pending or recent acquisitions and business strategy. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although NewLead believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, NewLead cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels, and other factors discussed in NewLead’s filings with the U.S. Securities and Exchange Commission from time to time. NewLead expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in NewLead’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
Investor and Media Contact:
Sarah Freeman
CJP Communications
+1 (212) 279 3115 x244
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